Exhibit 99.3

Mainz Biomed Announces First Quarter 2023 Financial Results and Provides Corporate Update

-    ColoAlert® Revenue Increases 152% Year Over Year

BERKELEY, US – MAINZ, Germany – May 16, 2023 — Mainz Biomed N.V. (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, announced today first quarter results which ended March 31, 2023 and provided a corporate update.

Key Highlights During Q1 2023

●	ColoAlert® revenues were USD 250,077, representing a increase of 152% compared to Q1 2022

●	Expanded the international commercialization for ColoAlert, Mainz Biomed’s highly efficacious and easy-to-use DNA-based detection test for colorectal cancer (CRC) being sold via the Company’s unique business model of marketing products via partnerships with third-party laboratories versus the traditional methodology of operating a single facility

●	Grew network of laboratory partnerships across Europe with additions in Germany, Spain and England

●	Launched corporate health program in Germany accessing a EURO 1 billion annual market - Integration into Country’s “BGM” system providing employee health services

·	U.S. Pivotal Clinical Trial (ReconAAsense) remains on track to commence patient enrollment in 2H 2023 – Opportunity to achieve gold standard status for self-administered CRC screening

●	Exercised exclusive option with Uni Targeting Research AS to acquire all of the previously licensed scientific IP for ColoAlert

●	Acquired entire IP portfolio for family of novel gene expression (mRNA) biomarkers from Sciences Sante et Humaines S.E.C. (“SOCPRA”) that demonstrated ability to detect CRC lesions, including advanced adenomas (“AA”), a type of pre-cancerous polyp often attributed to CRC

●	Continued executing European and U.S. clinical studies (ColoFuture/eAArly DETECT) evaluating the SOCPRA biomarker portfolio for potential inclusion in ReconAAsense - eAArly DETECT on track to report results in mid-2023 & ColoFuture’s readout is expected in H2 2023.

●	Maintained development pace for pipeline asset PancAlert, a potential first-in-class screening test for pancreatic cancer

“The first quarter of 2023 proved to be a remarkable period of progress as we continue to build-out ColoAlert’s commercial franchise across Europe while executing on our programs in development, highlighted by commencement of patient enrollment in the U.S. pivotal study for our CRC test by end of year,” commented Guido Baechler, Chief Executive Officer of Mainz Biomed. “As we prepare for this milestone, we eagerly await the results from the eAArly DETECT clinical trial which if successful, will integrate biomarkers from the SOCPRA portfolio into ReconAAsense, representing the opportunity to bring to market a disruptive, groundbreaking CRC screening solution for early stage disease detection and prevention.”

Commercial Update: Broadened ColoAlert’s commercial reach in key European markets

During the quarter, Mainz Biomed continued ColoAlert’s European commercial roll-out by establishing partnerships with Marylebone Laboratory (Marylebone Lab LTD) and Instituto de Microecologia, two leading independent laboratories covering England, Spain and Portugal. The addressable market in Spain is estimated at 26 million patients and at 9 million patients in the greater London region. In Germany, Mainz Biomed expanded ColoAlert’s availability in the country through a partnership with Dr Staber & Kollegen GmbH (Labor Staber), and the launch of a corporate health program focused on companies across the country, representing a EURO 1 billion annual market. For over 35 years, Labor Staber has been providing physicians and hospitals with medical laboratory services at nine locations across Germany. Mainz Biomed’s corporate health program for ColoAlert was launched through integration into BGM (“betriebliches Gesundheitsmanagement”), a well established corporate health initiative providing services to employees at forty-eight of the fifty largest companies in Germany. Through corporate health management programs such as BGM, best-in-class companies offer employees healthcare services ranging from gym memberships to diabetes management to counseling, all to better their health. Mainz Biomed’s integration into BGM includes the launch of an online portal through which employees can register to be sent the ColoAlert test.

Product Development Update: ReconAAsense U.S. pivotal clinical trial, ColoFuture/eAArly DETECT clinical studies & pancreatic test advancements

Throughout the first quarter, Mainz Biomed continued to prepare for commencing patient enrollment in the ReconAAsense study (ClinicalTrials.gov Identifier: NCT05636085) in H2 2023. This U.S. pivotal clinical trial assessing Mainz Biomed’s CRC test will form the basis of the data package for review by the U.S. Food and Drug Administration (FDA) to achieve marketing authorization. It will include approximately 15,000 subjects from 150 sites across the U.S., and study’s primary objectives include calculating sensitivity, specificity, positive predictive value (PPV) and negative predictive value (NPV) in average-risk subjects for CRC and AA. Additionally, Mainz Biomed continued executing its ColoFuture (Europe) and eAArly DETECT (U.S.) studies evaluating the Company’s proprietary portfolio of novel gene expression (mRNA) biomarkers for possible inclusion in the ReconAAsense trial because they have previously demonstrated ability to detect CRC lesions, including AA, a type of pre-cancerous polyp often attributed to this deadly disease.

The eAArly DETECT clinical trial, which commenced enrollment in December of 2022, remains on track to report results in mid-2023. The multi-center feasibility study is enrolling 250 subjects across 25 sites in the U.S. The international multi-center ColoFuture study continued enrolling patients in Europe (recruiting over 600 patients in the age range of 40-85) with results expected in H2 2023. If any of the biomarkers are integrated into the ReconAAsense trial and the study produces positive results, this next iteration of Mainz Biomed’s CRC test will be positioned as the most robust and accurate at-home diagnostic screening solution on the market, as it will not only detect cancerous polyps with a high degree of accuracy but has the potential to prevent CRC through early detection of precancerous adenomas. To this end, a promising research milestone was achieved during the quarter when Mainz Biomed announced positive results from an independent feasibility study conducted in collaboration with members of the Early Detection Research Network (EDRN) to evaluate the same portfolio of gene expression biomarkers. Key findings included Mainz Biomed’s proprietary nucleic acid extraction and PCR process proved to be highly effective, and two of the mRNA biomarkers were found to be particularly valuable in detecting disease signals in advanced adenoma samples.

During the quarter, Mainz Biomed continued to conduct pre-clinical work on PancAlert, the Company’s novel and potential first-in-class early detection test for pancreatic cancer, a malignant neoplasm of the pancreas with one of the highest mortality rates of all major cancers. In fact, a recent highlight (May 10, 2023) was the establishment of a research partnership with Microba Life Sciences (ASX: MAP), a precision microbiome company that is built around a unique metagenomic platform technology with the ability to produce comprehensive and accurate species profiles of human gastrointestinal samples. The collaboration will focus on leveraging this sequencing technology and bioinformatic tool to potentially discover novel microbiome biomarkers for pancreatic cancer detection for integration into PancAlert’s technical configuration.

Corporate Update: Acquired entire IP portfolio for colorectal cancer program

A major corporate growth milestone achieved during the first quarter was executing the Company’s option from Uni Targeting Research AS to acquire all of the previously licensed scientific intellectual property (“IP”) for ColoAlert. In addition and in synchronicity with this transaction, Mainz Biomed exercised its exclusive option with SOCPRA Sciences Sante et Humaines S.E.C. to outright purchase all of the IP, including a pending patent associated with the portfolio of novel gene expression (mRNA) biomarkers that are being evaluated in the ColoFuture/eAArly DETECT studies, and which may be integrated into the ReconAAsense pivotal trial. Securing complete IP ownership of these assets is a significant value generating milestone for Mainz Biomed as it streamlines administration, reduces per-test expenses, and provides the opportunity to ramp-up corporate development activities.

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

During the three months ended March 31, 2023 the Company saw its revenue from ColoAlert grow 152% compared to the same period of 2022, with gross margins expanding from 46% to 56%. During the first three months of 2023 the Company’s operating loss grew from USD 5.7 million to USD 6.5 million, when compared to the first three months of 2022. This increased loss was attributable to growth of sales and marketing and research and development (R&D) costs, mitigated by a decrease in general and administrative costs. Sales & marketing expenses increased as planned due to the expansion of the Company’s commercial activities in Europe. The increased research and development expenses are attributable to the continued development of Mainz Biomed’s next generation colorectal cancer screening test and, during the first quarter of 2023, and continuing into the second quarter, the Company incurred increased R&D costs related to the peak enrollment in its eAArly Detect study in the U.S. With peak enrollment completed, thereby reducing its monthly operating expenses for the second half of the year, and with USD 10.9 million cash on hand at quarter end, the Company believes that it has cash runway past the end of 2023.

The Company has filed a current report on Form 6-K on May 16, 2023, with the U.S. Securities and Exchange Commission, which includes both consolidated financial statements and management’s discussion and analysis of its financial results for the first quarter of 2023. Summary financial tables are included below.

Mainz Biomed N.V.

Condensed Statements of Profit or Loss and Other Comprehensive Loss (unaudited)

	Three months ended
	March 31,
	2023	2022
Revenue
ColoAlert Revenue	$250,077	$99,051
Other Revenue	27	1,514
Total Revenue	250,104	100,565
Cost of sales	111,163	54,136
Gross profit	138,941	46,429
Gross margin	56%	46%
Operating expenses:
Sales and marketing	2,410,935	921,630
Research and development	2,625,072	563,572
General and administrative	1,590,490	4,192,785
Total operating expenses	6,626,497	5,677,987
Loss from operations	(6,487,556)	(5,631,558)

Other expense	(73,360)	(32,178)
Income (loss) before income tax	(6,560,916)	(5,663,736)
Income taxes provision	-	-
Net loss	$(6,560,916)	$(5,663,736)

Foreign currency translation gain (loss)	(60,572)	36,439
Comprehensive loss	$(6,621,488)	$(5,627,297)

Basic and dilutive loss per ordinary share	$(0.45)	$(0.42)
Weighted average number of ordinary shares outstanding	14,688,361	13,348,349

Mainz Biomed

N.V.

Condensed Interim Consolidated Statements of Financial Position (unaudited)

	March 31,	December 31,
	2023	2022
ASSETS
Current Assets
Cash	$10,858,202	$17,141,775
Trade and other receivables, net	449,441	259,138
Inventories	266,056	175,469
Prepaid expenses	750,752	801,959
Total Current Assets	12,324,451	18,378,341

Property and equipment, net	1,446,969	661,692
Intangible assets	3,724,680	-
Right-of-use asset	2,018,037	1,177,695
Other assets	23,570	23,275
Total assets	$19,537,707	$20,241,003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$3,148,766	$2,916,679
Intellectual property acquisition liability	2,055,000	-
Current maturities of long term debt	1,045,420	1,040,573
Lease liabilities	450,693	285,354
Total current liabilities	6,699,879	4,242,606

Long term debt	558,801	943,214
Lease liabilities	1,650,815	959,116
	950,821	-
Total Liabilities	9,860,316	6,144,936

Total shareholders’ equity	9,677,391	14,096,067

Total liabilities and shareholders’ equity	$19,537,707	$20,241,003

About Mainz Biomed NV

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert, an accurate, non-invasive and easy-to-use, early-detection diagnostic test for colorectal cancer based on real-time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers in stool samples. ColoAlert is currently marketed across Europe. The Company is running a pivotal FDA clinical study for US regulatory approval. Mainz Biomed’s product candidate portfolio also includes PancAlert, an early-stage pancreatic cancer screening test. To learn more, visit mainzbiomed.com or follow us on LinkedIn, Twitter and Facebook.

For media inquiries -

In Europe:

MC Services AG

Anne Hennecke/Caroline Bergmann

+49 211 529252 20

mainzbiomed@mc-services.eu

In the US:

Spectrum Science

Melissa Laverty/Valerie Enes

+1 540 272 6465

mainz@spectrumscience.com

For investor inquiries, please contact info@mainzbiomed.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its annual report on Form 20-F filed on May 5, 2022. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.